                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Bigmar, Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.001
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    089893101
              ----------------------------------------------------
                                 (CUSIP Number)


                                   G. Rovelli
                                 Chemholding SA
                               Via Pian Scairolo 6
                                CH-6917 Barbengo
                                   Switzerland
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                  Neil Novikoff
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                  June 19, 1996
              ----------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D



 -------------------------                   ---------------------------------
 | CUSIP No.  089893101  |                   |Page    2     of   13    Pages
 |            ---------  |                   |     --------    -------
 -------------------------                   ---------------------------------


---- -------------------------------------------------------------------------
|1  |NAME OF REPORTING PERSON                                                |
|   |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       |
|   |                                                                        |
|   |Chemholding SA                                                          |
----|-------------------------------------------------------------------------
|2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]       |
|   |                                                          (b) [x]       |
|   |                                                                        |
----|-------------------------------------------------------------------------
|3  |SEC USE ONLY                                                            |
|   |                                                                        |
----|-------------------------------------------------------------------------
|4  |SOURCE OF FUNDS*                                                        |
|   |                                                                        |
|   |WC                                                                      |
----|-------------------------------------------------------------------------
|5  |CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           |
|   |TO ITEMS 2(d) or 2(e)                                            [ ]    |
|   |                                                                        |
----|-------------------------------------------------------------------------
|6  |CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|   |                                                                        |
|   |Switzerland                                                             |
---------------|--------|-----------------------------------------------------
|              |  7     |SOLE VOTING POWER                                   |
|              |        |                                                    |
|              |        |1,010,563 shares of Common Stock                    |
|              ---------|-----------------------------------------------------
| NUMBER OF    |  8     |SHARED VOTING POWER                                 |
|  SHARES      |        |                                                    |
|BENEFICIALLY  |        | 0 shares of Common Stock                           |
| OWNED BY     |        |                                                    |
|   EACH       ---------|----------------------------------------------------|
| REPORTING    |  9     |SOLE DISPOSITIVE POWER                              |
|PERSON WITH   |        |                                                    |
|              |        |1,010,563 shares of Common Stock                    |
|              ---------|-----------------------------------------------------
|              |  10    |SHARED DISPOSITIVE POWER                            |
|              |        |                                                    |
|              |        |0 shares of Common Stock                            |
----|-------------------------------------------------------------------------
|11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|   |                                                                        |
|   |1,010,563 shares of Common Stock                                        |
----|-------------------------------------------------------------------------
|12 |CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]  |
|   |                                                                        |
----|-------------------------------------------------------------------------
|13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|   |                                                                        |
|   |25.4%                                                                   |
----|-------------------------------------------------------------------------
|14 |TYPE OF REPORTING PERSON*                                               |
|   |                                                                        |
|   |CO                                                                      |
----|-------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


 -------------------------                   ---------------------------------
 | CUSIP No.  089893101  |                   |Page    3     of   13    Pages
 |            ---------  |                   |     --------    -------
 -------------------------                   ---------------------------------


---- -------------------------------------------------------------------------
|1  |NAME OF REPORTING PERSON                                                |
|   |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       |
|   |                                                                        |
|   |Maria Pia Melera                                                        |
----|-------------------------------------------------------------------------
|2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]       |
|   |                                                          (b) [x]       |
|   |                                                                        |
----|-------------------------------------------------------------------------
|3  |SEC USE ONLY                                                            |
|   |                                                                        |
----|-------------------------------------------------------------------------
|4  |SOURCE OF FUNDS*                                                        |
|   |                                                                        |
|   |PF                                                                      |
----|-------------------------------------------------------------------------
|5  |CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           |
|   |TO ITEMS 2(d) or 2(e)                                            [ ]    |
|   |                                                                        |
----|-------------------------------------------------------------------------
|6  |CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|   |                                                                        |
|   |Switzerland                                                             |
---------------|--------|-----------------------------------------------------
|              |  7     |SOLE VOTING POWER                                   |
|              |        |                                                    |
|              |        |70,775 shares of Common Stock                       |
|              ---------|-----------------------------------------------------
| NUMBER OF    |  8     |SHARED VOTING POWER                                 |
|  SHARES      |        |                                                    |
|BENEFICIALLY  |        |1,010,563 shares of Common Stock                    |
| OWNED BY     |        |                                                    |
|   EACH       ---------|----------------------------------------------------|
| REPORTING    |  9     |SOLE DISPOSITIVE POWER                              |
|PERSON WITH   |        |                                                    |
|              |        |70,775 shares of Common Stock                       |
|              ---------|-----------------------------------------------------
|              |  10    |SHARED DISPOSITIVE POWER                            |
|              |        |                                                    |
|              |        |1,010,563 shares of Common Stock                    |
----|-------------------------------------------------------------------------
|11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|   |                                                                        |
|   |1,081,338 shares of Common Stock                                        |
----|-------------------------------------------------------------------------
|12 |CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]  |
|   |                                                                        |
----|-------------------------------------------------------------------------
|13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|   |                                                                        |
|   |27.1%                                                                   |
----|-------------------------------------------------------------------------
|14 |TYPE OF REPORTING PERSON*                                               |
|   |                                                                        |
|   |IN                                                                      |
----|-------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


 -------------------------                   ---------------------------------
 | CUSIP No.  089893101  |                   |Page    4     of   13    Pages
 |            ---------  |                   |     --------    -------
 -------------------------                   ---------------------------------


---- -------------------------------------------------------------------------
|1  |NAME OF REPORTING PERSON                                                |
|   |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       |
|   |                                                                        |
|   |Jan Jacob van Troostenburg                                              |
----|-------------------------------------------------------------------------
|2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]       |
|   |                                                          (b) [x]       |
|   |                                                                        |
----|-------------------------------------------------------------------------
|3  |SEC USE ONLY                                                            |
|   |                                                                        |
----|-------------------------------------------------------------------------
|4  |SOURCE OF FUNDS*                                                        |
|   |                                                                        |
|   |PF                                                                      |
----|-------------------------------------------------------------------------
|5  |CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           |
|   |TO ITEMS 2(d) or 2(e)                                            [ ]    |
|   |                                                                        |
----|-------------------------------------------------------------------------
|6  |CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|   |                                                                        |
|   |Switzerland                                                             |
---------------|--------|-----------------------------------------------------
|              |  7     |SOLE VOTING POWER                                   |
|              |        |                                                    |
|              |        |70,775 shares of Common Stock                       |
|              ---------|-----------------------------------------------------
| NUMBER OF    |  8     |SHARED VOTING POWER                                 |
|  SHARES      |        |                                                    |
|BENEFICIALLY  |        |1,010,563 shares of Common Stock                    |
| OWNED BY     |        |                                                    |
|   EACH       ---------|----------------------------------------------------|
| REPORTING    |  9     |SOLE DISPOSITIVE POWER                              |
|PERSON WITH   |        |                                                    |
|              |        |70,775 shares of Common Stock                       |
|              ---------|-----------------------------------------------------
|              |  10    |SHARED DISPOSITIVE POWER                            |
|              |        |                                                    |
|              |        |1,010,563 shares of Common Stock                    |
----|-------------------------------------------------------------------------
|11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|   |                                                                        |
|   |1,081,338 shares of Common Stock                                        |
----|-------------------------------------------------------------------------
|12 |CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]  |
|   |                                                                        |
----|-------------------------------------------------------------------------
|13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|   |                                                                        |
|   |27.1%                                                                   |
----|-------------------------------------------------------------------------
|14 |TYPE OF REPORTING PERSON*                                               |
|   |                                                                        |
|   |IN                                                                       |
----|-------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


 -------------------------                   ---------------------------------
 | CUSIP No.  089893101  |                   |Page    5     of   13    Pages
 |            ---------  |                   |     --------    -------
 -------------------------                   ---------------------------------


---- -------------------------------------------------------------------------
|1  |NAME OF REPORTING PERSON                                                |
|   |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       |
|   |                                                                        |
|   |Pier Angelo Ghirlanda                                                   |
----|-------------------------------------------------------------------------
|2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]       |
|   |                                                          (b) [x]       |
|   |                                                                        |
----|-------------------------------------------------------------------------
|3  |SEC USE ONLY                                                            |
|   |                                                                        |
----|-------------------------------------------------------------------------
|4  |SOURCE OF FUNDS*                                                        |
|   |                                                                        |
|   |PF                                                                      |
----|-------------------------------------------------------------------------
|5  |CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           |
|   |TO ITEMS 2(d) or 2(e)                                            [ ]    |
|   |                                                                        |
----|-------------------------------------------------------------------------
|6  |CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|   |                                                                        |
|   |Switzerland                                                             |
---------------|--------|-----------------------------------------------------
|              |  7     |SOLE VOTING POWER                                   |
|              |        |                                                    |
|              |        |70,775 shares of Common Stock                       |
|              ---------|-----------------------------------------------------
| NUMBER OF    |  8     |SHARED VOTING POWER                                 |
|  SHARES      |        |                                                    |
|BENEFICIALLY  |        |1,010,563 shares of Common Stock                    |
| OWNED BY     |        |                                                    |
|   EACH       ---------|----------------------------------------------------|
| REPORTING    |  9     |SOLE DISPOSITIVE POWER                              |
|PERSON WITH   |        |                                                    |
|              |        |70,775 shares of Common Stock                       |
|              ---------|-----------------------------------------------------
|              |  10    |SHARED DISPOSITIVE POWER                            |
|              |        |                                                    |
|              |        |1,010,563 shares of Common Stock                    |
----|-------------------------------------------------------------------------
|11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|   |                                                                        |
|   |1,081,338 shares of Common Stock                                        |
----|-------------------------------------------------------------------------
|12 |CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]  |
|   |                                                                        |
----|-------------------------------------------------------------------------
|13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|   |                                                                        |
|   |27.1%                                                                   |
----|-------------------------------------------------------------------------
|14 |TYPE OF REPORTING PERSON*                                               |
|   |                                                                        |
|   |IN                                                                      |
----|-------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


 -------------------------                   ---------------------------------
 | CUSIP No.  089893101  |                   |Page    6     of   13    Pages
 |            ---------  |                   |     --------    -------
 -------------------------                   ---------------------------------


---- -------------------------------------------------------------------------
|1  |NAME OF REPORTING PERSON                                                |
|   |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       |
|   |                                                                        |
|   |Giovanni Pelli                                                          |
----|-------------------------------------------------------------------------
|2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]       |
|   |                                                          (b) [x]       |
|   |                                                                        |
----|-------------------------------------------------------------------------
|3  |SEC USE ONLY                                                            |
|   |                                                                        |
----|-------------------------------------------------------------------------
|4  |SOURCE OF FUNDS*                                                        |
|   |                                                                        |
|   |PF                                                                      |
----|-------------------------------------------------------------------------
|5  |CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           |
|   |TO ITEMS 2(d) or 2(e)                                            [ ]    |
|   |                                                                        |
----|-------------------------------------------------------------------------
|6  |CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|   |                                                                        |
|   |Switzerland                                                             |
---------------|--------|-----------------------------------------------------
|              |  7     |SOLE VOTING POWER                                   |
|              |        |                                                    |
|              |        |70,775 shares of Common Stock                       |
|              ---------|-----------------------------------------------------
| NUMBER OF    |  8     |SHARED VOTING POWER                                 |
|  SHARES      |        |                                                    |
|BENEFICIALLY  |        |1,010,563 shares of Common Stock                    |
| OWNED BY     |        |                                                    |
|   EACH       ---------|----------------------------------------------------|
| REPORTING    |  9     |SOLE DISPOSITIVE POWER                              |
|PERSON WITH   |        |                                                    |
|              |        |70,775 shares of Common Stock                       |
|              ---------|-----------------------------------------------------
|              |  10    |SHARED DISPOSITIVE POWER                            |
|              |        |                                                    |
|              |        |1,010,563 shares of Common Stock                    |
----|-------------------------------------------------------------------------
|11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|   |                                                                        |
|   |1,081,338 shares of Common Stock                                        |
----|-------------------------------------------------------------------------
|12 |CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]  |
|   |                                                                        |
----|-------------------------------------------------------------------------
|13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|   |                                                                        |
|   |27.1%                                                                   |
----|-------------------------------------------------------------------------
|14 |TYPE OF REPORTING PERSON*                                               |
|   |                                                                        |
|   |IN                                                                      |
----|-------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Bigmar, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 6660 Doubletree Avenue, Columbus, Ohio 43229.

Item 2.  Identity and Background.

         (a) This statement is being filed by (i) Chemholding SA, a Swiss corporation ("Chemholding"), (ii) Mr. Jan Jacob van Troostenburg, the former President of Chemholding, (iii) Mr. Pier Angelo Ghirlanda, director of an affiliate of Chemholding, (iv) Mr. Giovanni Pelli, an executive officer of an affiliate of Chemholding and (v) Ms. Maria Pia Melera, the spouse of an executive officer of a subsidiary of Chemholding (collectively referred to as the "Reporting Entities").

         (b) The address of the principal business and principal office of each of the Reporting Entities is Via Pian Scairolo 6, CH-6917 Barbengo, Switzerland.

         (c) The principal business of Chemholding is the manufacture and distribution of pharmaceutical products. Each of the other Reporting Entities is employed by Chemholding or one of its affiliates in a similar line of business.

         (d) None of the Reporting Entities, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the individuals referred to in paragraph (a) above is a Swiss citizen.

Item 3.  Source and Amount of Funds or Other  Consideration.

         The shares of Common Stock referred to herein were acquired in 1995 as part of a reorganization of equity interests in Bioren S.A., a subsidiary of the Company.

Item 4.  Purpose of Transaction.

         The purchase was effected as part of a reorganization of equity interests in Bioren S.A. The Reporting Entities are not involved, and do not expect to be involved, in the management of the Company and are not represented on the Board of Directors of the Company.

         The Reporting Entities may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below.

         The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

         Except as set forth herein or in Item 6, none of the Reporting Entities has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) By reason of their respective relationships with Chemholding, each of the other Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Chemholding beneficially owns, which together represents approximately 27.1% of the outstanding shares of Common Stock.

         (b) Chemholding has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 1,010,563 shares of Common Stock held by it, representing 25.4% of the issued and outstanding shares of Common Stock. Each individual Reporting Entity has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 70,775 shares of Common Stock held by such person, representing 1.8% of the issued and outstanding shares of Common Stock. Each individual Reporting Entity may be deemed to share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the 1,010,563 shares of Common Stock held by Chemholding, which, together with such persons shares, represents 27.1% of the issued and outstanding shares of Common Stock.

         (c) None of the Reporting Entities has effected any transactions in the Common Stock during the preceding 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is being filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

         Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Each Reporting Entity disclaims any beneficial ownership of the shares reported herein as being beneficially owned by the other Reporting Entities.

Item 7.  Material to be Filed as Exhibits.

         1. Joint Filing Agreement, dated February 28, 1997, by and among the Reporting Entities.

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 28, 1997                Chemholding S.A.



                                        By:  /s/ Jan Jacob van Troostenburg
                                             ----------------------------------
                                             Jan Jacob van Troostenburg
                                             Authorized Signatory



Dated: February 28, 1997

                                             /s/ Jan Jacob van Troostenburg
                                             ----------------------------------
                                             Jan Jacob van Troostenburg



Dated: February 28, 1997

                                             /s/ Maria Pia Melera
                                             ----------------------------------
                                             Maria Pia Melera


Dated: February 28, 1997

                                             /s/ Pier Angelo Ghirlanda
                                             ----------------------------------
                                             Pier Angelo Ghirlanda



Dated: February 28, 1997

                                             /s/ Giovanni Pelli
                                             ----------------------------------
                                             Giovanni Pelli